Exhibit 4.3

DESCRIPTION OF SECURITIES

The following summary of the material terms of Bridger Aerospace Group Holdings, Inc.’s (f/k/a Wildfire New PubCo, Inc.), a Delaware corporation (the “Company,” “Bridger,” “we,” “us,” “our,”) securities is not intended to be a complete summary of the rights and preferences of such securities and is qualified by reference to our amended and restated charter (the “Amended and Restated Charter”), our amended and restated bylaws (the “Amended and Restated Bylaws”), the Stockholders Agreement, dated January 24, 2023, by and among the Company, certain former direct and indirect equityholders of Bridger Aerospace Group Holdings, LLC and certain direct and indirect equityholders of Bridger Aerospace Group Holdings, LLC that are affiliates of Blackstone Inc. (the “Stockholders Agreement”), the Warrant Agreement, dated as of January 26, 2021, by and between Jack Creek Investment Corp. (“JCIC”) and Continental Stock Transfer & Trust Company (the “Warrant Agent” and the “Existing Warrant Agreement”), as assumed by the Company pursuant to the Warrant Assumption Agreement, dated January 24, 2023, by and among JCIC, the Company and the Warrant Agent (the “Warrant Assumption Agreement” and, together with the Existing Warrant Agreement, the “Warrant Agreement”). We urge to you read each of the Amended and Restated Charter, the Amended and Restated Bylaws, the Stockholders Agreement and the Warrant Agreement in their entirety for a complete description of the rights and preferences of our securities.

Authorized Capitalization

The Amended and Restated Charter authorizes the issuance of 1,010,000,000 shares, consisting of (a) 1,000,000,000 shares of common stock, $0.0001 par value per share (“Common Stock”) and (b) 10,000,000 shares of preferred stock, $0.0001 par value per share (“Preferred Stock,” of which 1,000,000 shares are designated as the “Series A Preferred Stock”).

Common Stock

The holders of Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors.

Subject to the Delaware General Corporation Law (the “DGCL”) and the rights of holders of Preferred Stock, holders of Common Stock are entitled to receive ratable dividends when, as and if declared by our board of directors (the “Board”) out of funds legally available therefor.

If the Company liquidates, dissolves or wind ups, holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over Common Stock.

Subject to the DGCL and the rights of holders of Series A Preferred Stock, holders of our Common Stock have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our Common Stock.

Preferred Stock

The Amended and Restated Charter authorizes the issuance of Series A Preferred Stock (as described below) and provides that shares of preferred stock may be issued from time to time in one or more additional series. The Board is authorized to fix the powers, designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, of any wholly unissued series of preferred stock, including, without limitation, dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including, without limitation, sinking fund provisions), redemption price or prices and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. Subject to the terms of any outstanding preferred stock, the Board may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of Common Stock and could have anti-takeover effects. The ability of the Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

Series A Preferred Stock

Dividends. Holders of the Series A Preferred Stock are entitled to receive dividends, paid twice per year, in cash or, at the election of the Company, by increasing the per share liquidation preference for such shares of Series A Preferred Stock. Dividends accrue on the Series A Preferred Stock daily, computed on the basis of a 365-day year, at a compounding rate initially anticipated to be 7.00% per annum but to increase to 9.00% per for the period from (and including) April 25, 2028 to (but excluding) April 25, 2029 and eventually to increase to 11.00% per annum from and after April 25, 2029 and subject to further increase upon the occurrence of certain events. The per share liquidation preference is equal to the initial issuance price plus all accrued and unpaid dividends, whether or not declared. All payments and dividends in respect of the Series A Preferred Stock will be allocated among the holders thereof pro rata in proportion to the value of the shares of Series A Preferred Stock held thereby. No dividends shall be paid or payable to any other holders the Company’s capital stock unless and until the holders of Series A Preferred Stock have received cumulative distributions equal to the aggregate liquidation preference of the Series A Preferred Stock.

Conversion. Each share of Series A Preferred Stock is convertible, at the holder’s election at any time, into such number of shares of common stock (or such other applicable securities in the case of merger, reorganization, recapitalization, reclassification or consolidation) as is determined by dividing (x) the then current accrued liquidation preference of such shares (including any accrued and unpaid dividends since the most recent dividend payment date) by (y) a conversion price of $11.00 per share for such share of Series A Preferred Stock, subject to specified adjustments as set forth in Article IV of the Amended and Restated Charter. No fractional securities will be issued upon conversion of a share of Series A Preferred Stock, and, in lieu of such fractional shares, the Company will pay cash equal to such fraction multiplied by the applicable conversion price.

Optional Redemption. At any time and from time to time on or after April 25, 2027, the Company will have the right, in its sole discretion, to give notice of its election to redeem all or any portion of the outstanding shares of Series A Preferred Stock, for an amount in cash equal to the then current accrued liquidation preference of such shares (including any accrued and unpaid dividends since the most recent dividend payment date). Prior to April 25, 2027, in connection with the consummation of certain fundamental changes (as more fully described in the Amended and Restated Charter but including, among other things, certain change-in- control transactions and asset sales), the Company will have the right, in its sole discretion, to give notice of election to redeem all or any portion of the outstanding shares of Series A Preferred Stock, for an amount in cash equal to the then current accrued liquidation preference of such shares (including any accrued and unpaid dividends since the most recent dividend payment date) plus a make-whole amount determined by reference to the dividends that would be accrued through April 25, 2027, discounted to the date of redemption on a quarterly basis at the treasury rate on the date of the redemption plus 50 basis points. Any redemption of fewer than all of the outstanding shares of Series A Preferred Stock will be made pro rata in proportion to the value of the shares of Series A Preferred Stock held. No share of Series A Preferred Stock that is converted into common stock prior to the applicable redemption date shall be subject to redemption.

Mandatory Redemption. On April 25, 2032, the Company will be required to redeem and purchase all outstanding shares of Series A Preferred Stock for an amount, in cash, equal to the then current accrued liquidation preference of such shares (including any accrued and unpaid dividends since the most recent dividend payment date), up to but not including April 25, 2032.

Redemption in Connection with Reorganization Events and Fundamental Change Transactions. If the Company undergoes certain fundamental changes (as more fully described in Article IV of the Amended and Restated Charter but including, among other things, certain change-in-control transactions and asset sales), a holder of Series A Preferred Stock may give notice of its election to have us fully redeem all of such holder’s outstanding Series A Preferred Stock, for an amount in cash equal to the then current accrued liquidation preference of such shares (including any accrued and unpaid dividends since the most recent dividend payment date). Such redemption shall not be required if the shares of Series A Preferred Stock are purchased at the abovementioned redemption price (determined by reference to the date upon which such transaction is consummated) in connection with (and no later than the time of consummation of) such fundamental change transaction. If applicable law does not permit us to consummate any such redemption, the Company will be restricted from consummating the applicable fundamental change transaction unless (x) at the closing of the transaction, all of the shares of Series A Preferred Stock are purchased for an amount in cash equal to the abovementioned redemption price (determined by reference to the date upon which such fundamental change occurs) or (y) the Company gives a written notice of the terms and conditions of such transaction, which such notice affords the holders of the Series A Preferred Stock the right, but not the obligation, to elect to engage with us in an alternative transaction on terms that are the same as those of the applicable proposed fundamental change transaction (such right of first refusal described more fully in Article IV of the Amended and Restated Charter).

Voting Rights. The shares of Series A Preferred Stock have no voting rights except as required by Delaware law or with respect to the amendment, alteration or repeal of any provision of the Amended and Restated Charter, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting powers of the share of Series A Preferred Stock.

Consent Rights. For so long as any shares of Series A Preferred Stock remain outstanding, the Company may not, and shall cause its subsidiaries not to, without the written consent or approval of the holders of Series A Preferred Stock representing not less than 55% of the outstanding value of Series A Preferred Stock (provided that at any time during which there are two or more unaffiliated holders of Series A Preferred Stock, this 55% must include at least two unaffiliated holders of Series A Preferred Stock), (i) create, authorize or issue (by reclassification or otherwise) any equity securities of the Company, including any additional shares of Series A Preferred Stock or other security convertible into or exchangeable for any of the Company’s equity securities, having rights, preferences or privileges ranking senior to the Series A Preferred Stock or pari passu with the Series A Preferred Stock, (ii) amend, modify, restate, repeal or make any other change (by amendment, merger, consolidation, operation of law or otherwise) to any provision of the Company’s or the Company’s subsidiaries’ organizational documents in a manner which adversely alters or changes the rights, preferences or privileges of the Series A Preferred Stock (provided that any issuance of securities junior to the Series A Preferred Stock shall not be deemed to be adverse to the Series A Preferred Stock), (iii) prior to payment in full in cash of the liquidation preference on all outstanding shares of Series A Preferred Stock, effect any dividend or distribution to or redemption of any other shares of the Company’s capital stock or equity securities (other than the shares of Series A Preferred Stock), (iv) amend, modify or waive the terms of the Series A Preferred Stock, (v) effect certain mergers or consolidations or sell all or substantially all of the Company’s and the Company’s subsidiaries’ assets (as more fully described in Article IV of the Amended and Restated Charter) unless the liquidation preference in respect of the Series A Preferred Stock is fully repaid, or in certain circumstances, the Series A Preferred Stock remains outstanding, (vi) consent to the Company’s or any of the Company’s subsidiaries’ liquidation, dissolution or winding up unless, in the case of the Company’s liquidation, dissolution or winding up, the Company shall have delivered to the holders of Series A Preferred Stock not less than 10 business days’ prior written notice of such transaction. The Company also may not, without the prior written consent or approval of the holders of Series A Preferred Stock representing not less than 85% of the outstanding value of Series A Preferred Stock, amend, waive, or modify the Amended and Restated Charter in ways (as more fully described in Article IV of the Amended and Restated Charter) that adversely alter or change the rights, preferences, privileges or obligations of the shares of Series A Preferred Stock. In addition, the Company shall not redeem or otherwise make any dividend or payment on the shares of Series A Preferred Stock other than in cash without the prior written consent or approval of each affected holder of such Series A Preferred Stock.

Warrants

Public Warrants

Each of the outstanding 26,650,000 outstanding warrants, consisting of 17,250,000 public warrants (the “Public Warrants”) and 9,400,000 private placement warrants (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”), entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below. Pursuant to the Warrant Agreement, a Warrant holder may exercise its Warrants only for a whole number of shares of Common Stock. The Warrants will expire January 24, 2028, at 5:00 p.m., New York City time.

We will not be obligated to deliver any shares of Common Stock pursuant to the exercise of a Warrant and will have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the shares of our Common Stock underlying the Warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No Warrant will be exercisable and we will not be obligated to issue a share of Common Stock upon exercise of a Warrant unless the shares of Common Stock issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Warrant.

Pursuant to the Warrant Agreement, we have filed with the SEC a registration statement for the registration, under the Securities Act, of the shares of our Common Stock issuable upon exercise of the Warrants, and caused the same to become effective within 60 business days after the Closing (as defined in the Warrant Agreement), and we have agreed to use our commercially reasonable efforts to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of our Common Stock until the Warrants expire or are redeemed, as specified in the Warrant Agreement; provided that if shares of our Common Stock are at the time of any exercise of a Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at our option, require holders of Public Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but it will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. Warrant holders may, during any period when the Company will have failed to maintain an effective registration statement, exercise Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the Warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the shares of Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the Warrant Agent.

Redemption of Warrants When the price per Share of Common Stock Equals or Exceeds $18.00.

The Company may redeem the Warrants (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each Warrant holder; and

•

if, and only if, the closing price per share of Common Stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “—Warrants—Public Warrants—Anti- dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the Warrant holders.

The Company will not redeem the Warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of our Common Stock issuable upon exercise of the Warrants is then effective and a current prospectus relating to those shares of our Common Stock is available throughout the 30-day redemption period. If and when the Warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The Company has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise his, her or its Warrant prior to the scheduled redemption date. However, the price per share of Common Stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “ —Warrants—Public Warrants—Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) Warrant exercise price after the redemption notice is issued.

Redemption of Warrants When the Price per Share of Common Stock Equals or Exceeds $10.00.

The Company may redeem the outstanding Warrants:

•	in whole and not in part;

•

at $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) per share of Common Stock except as otherwise described below; if, and only if, the closing price per share of Common Stock equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “—Warrants—Public Warrants—Anti- dilution Adjustments”) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the Warrant holders; and

•

if the closing price per share of Common Stock for any 20 trading days within a 30- trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the Warrant holders is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “—Warrants—Public Warrants—Anti-dilution Adjustments”), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

Beginning on the date the notice of redemption is given until the Warrants are redeemed or exercised, holders may elect to exercise their Warrants on a cashless basis. The numbers in the table below represent the number of shares of Common Stock that a Warrant holder will receive upon such cashless exercise in connection with a redemption by the Company pursuant to this redemption feature, based on the “fair market value” per share of Common Stock on the corresponding redemption date (assuming holders elect to exercise their Warrants and such Warrants are not redeemed for $0.10 per Warrant), determined for these purposes based on volume weighted average price per share of Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below. The Company will provide the Warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant or the exercise price of a Warrant is adjusted as set forth under the heading “ —Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a Warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant. If the exercise price of a

Warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “—Anti-dilution Adjustments”, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “ —Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “ —Anti-dilution Adjustments”, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a Warrant pursuant to such exercise price adjustment.

Redemption date (period to expiration of Warrants)	Fair Market value per share of Common Stock
	≤$10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price per share of Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.277 shares of Common Stock for each whole Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price per share of Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.298 shares of Common Stock for each whole Warrant. In no event will the Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of Common Stock per Warrant (subject to adjustment). Finally, as reflected in the table above, if the Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by the Company pursuant to this redemption feature, since they will not be exercisable for any shares of Common Stock.

This redemption feature is structured to allow for all of the outstanding Warrants to be redeemed when the shares of Common Stock are trading at or above $10.00 per public share, which may be at a time when the trading price per share of Common Stock is below the exercise price of the Warrants.

As stated above, the Company can redeem the Warrants when the shares of Common Stock are trading at a price starting at $10.00 per share, which is below the exercise price of $11.50 per share, because it will provide certainty with respect to the capital structure and cash position while providing Warrant holders with the opportunity to exercise their Warrants on a cashless basis for the applicable number of shares. If the Company chooses to redeem the Warrants when the shares of Common Stock are trading at a price below the exercise price of the Warrants, this could result in the Warrant holders receiving fewer shares of Common Stock than they would have received if they had chosen to wait to exercise their Warrants for shares of Common Stock if and when such shares of Common Stock were trading at a price higher than the exercise price of $11.50 per share.

No fractional shares of Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, the Company will round down to the nearest whole number of the number of shares of the Company’s Common Stock to be issued to the holder. If, at the time of redemption, the Warrants are exercisable for a security other than shares of the Company’s Common Stock pursuant to the Warrant Agreement, the Warrants may be exercised for such security. At such time as the Warrants become exercisable for a security other than shares of the Company’s Common Stock, the Company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the Warrants.

Redemption Procedures

A holder of a Warrant may notify the Company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Common Stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments

If the number of outstanding shares of Common Stock is increased by a capitalization or share dividend payable in shares of Common Stock, or by a split-up of ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering made to all or substantially all holders of shares of Common Stock entitling holders to purchase shares of Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Common Stock) and (ii) one minus the quotient of (x) the price per share of Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for shares of Common Stock, in determining the price payable per share of Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price per share of Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the Warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of shares of Common Stock on account of such shares (or other securities into which the Warrants are convertible), other than (a) as described above or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares issuable on exercise of each Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share in respect of such event.

If the number of outstanding share of Common Stock is decreased by a consolidation, combination, reverse share sub-division or reclassification of the shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding shares of Common Stock, the holder of a Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. If less than 70% of the consideration receivable by the holders of shares of Common Stock in such a transaction is payable in the form of shares of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within thirty days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants.

The Warrants were issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the Warrants and the Warrant Agreement set forth in the prospectus filed by JCIC with the SEC on January 21, 2021, or defective provision, (ii) amending the provisions relating to cash dividends on shares of Common Stock as contemplated by and in accordance with the Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Warrants, provided that the approval by the holders of at least 65% of the then-outstanding Public Warrants is required to make any change that adversely affects the interests of the registered holders. You should review a copy of the Warrant Agreement, which has been filed as an exhibit to our 10-K, for a complete description of the terms and conditions applicable to the Warrants.

The Warrant holders do not have the rights or privileges of holders of shares of Common Stock and any voting rights until they exercise their Warrants and receive shares of Common Stock. After the issuance of the shares of Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholder.

Private Placement Warrants

Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. JCIC Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. If the Private Placement Warrants are held by holders other than JCIC Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants. The Private Placement Warrants are also redeemable in accordance with the Warrant Agreement (and must be redeemed if the Public Warrants are being redeemed) if the Reference Value (defined above) equals or exceeds $10.00 per share and does not equal or exceed $18.00 per share.

Except as described above under the heading “—Public Shareholders’ Warrants—Redemption of warrants when the price per Share of Common Stock equals or exceeds $10.00,” if holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the excess of the “Sponsor fair market value” (defined below) over the exercise price of the Warrants by (y) JCIC Sponsor fair market value. For these purposes, the “Sponsor fair market value” shall mean the average reported closing price per share of Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of Warrant exercise is sent to the Warrant Agent.

Any amendment to the terms of the Private Placement Warrants or any provision of the Warrant Agreement with respect to the Private Placement Warrants will require a vote of holders of at least 65% of the number of the then outstanding Private Placement Warrants.

Board of Directors

The Company’s business and affairs is managed under the direction of its board of directors. Under the Amended and Restated Charter, the Board is divided into three classes, designated as Class I, Class II and Class III, with each class consisting of three (3) directors. The directors first elected to Class I will hold office for a term expiring at the 2023 annual meeting of stockholders; the directors first elected to Class II will hold office for a term expiring at the 2024 annual meeting of stockholders; and the directors first elected to Class III will hold office for a term expiring at the 2025 annual meeting of stockholders. At each succeeding annual meeting of the stockholders of the Company, the successors to the class of directors whose term expires at that meeting will be elected by plurality vote of all votes cast at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

Pursuant to the Stockholders Agreement, certain direct and indirect equityholders of Bridger Aerospace Group Holdings, LLC that are affiliates of Blackstone Inc. (the “BTO Stockholders”), collectively, have the right, but not the obligation, to nominate for election to the Board up to two (2) directors, for so long as the BTO Entities (as defined in the Stockholders Agreement) collectively beneficially own (directly or indirectly) at least 10% of the outstanding Stock (as defined in the Stockholders Agreement); and (ii) one (1) director, for so long as the BTO Entities collectively beneficially own (directly or indirectly) less than 10% of the outstanding Stock, but at least 33% of the shares of Stock held by the BTO Entities as of the Closing. In addition, for so long as the BTO Entities have such nomination rights, the Board will use reasonable best efforts to cause any committee of the Board to include in its membership at least one director nominated by the BTO Stockholders provided that such individual satisfies all applicable SEC and stock exchange requirements. In the event that a vacancy is created at any time by the death, disqualification, resignation or removal of a director nominated by BTO Stockholders, the BTO Stockholders, collectively, shall have the right to designate a replacement to fill such vacancy. Ms. Coleman and Mr. Hirsch are the current BTO Stockholders director designees.

Committees of the Board of Directors

Pursuant to the Amended and Restated Bylaws, the Board may establish one or more committees to which may be delegated any or all of the powers and duties of the Board to the full extent permitted by law. The Board has established and maintained an audit committee, a governance committee and a compensation committee, and may establish such other committees as it determines from time to time.

Pursuant to the Stockholders Agreement, Bridger Element, LLC (“Bridger Element”) and its former equityholders, to the extent they collectively beneficially own (directly or indirectly) at least 10% of the outstanding Stock have the right, but not the obligation, to nominate the Chairperson of the Compensation and Nominating and Corporate Governance Committees of the Board, subject to satisfaction of applicable SEC and stock exchange requirements.

Limitations on Non-Citizens

To assist with the Company’s compliance with Subtitle VII of Title 49 of the United States Code, as the same may be amended from time to time, Article X of the Amended and Restated Charter and Article V of the Amended and Restated Bylaws contain provisions that limit Non-Citizens to not more than (x) 24.9% of the aggregate votes of all the Company’s outstanding voting securities or (y) 49.0% of the aggregate number of the Company’s outstanding equity securities and prohibit certain voting right and transfers of the Company’s securities to ensure that ownership by Non-Citizens will not exceed these amounts. Additionally, such equity securities owned by Non-Citizens may not be voted unless such shares are registered on the separate stock record maintained by the Company or any transfer agent (on behalf of the Company) for the registration of the Company’s equity securities held by Non-Citizens.

Pursuant to the Amended and Restated Bylaws, at no time shall the number of Non-Citizens who serve as officers or director, respectively, of the Company exceed the limitations provided under Section 40102(a)(15) of Title 49 of the United States Code (which, as of the effective date of the Amended and Restated Bylaws and for informational purposes only, is one-third (1/3) of the total number of officers or director, respectively, then holding office).

“Non-Citizen” means persons or entities who are not “citizens of the United States” as defined in Section 40102(a)(15) under Subtitle VII of Title 49 of the United States Code, as the same may be amended from time to time.

Amendment of Our Charter or Bylaws

The DGCL generally provides that the affirmative vote of a majority of the outstanding shares entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as applicable, imposes a higher voting standard.

The affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding Company Common Stock entitled to vote generally in the election of directors, voting together as a single class, is required to adopt, amend or repeal the Amended and Restated Bylaws and the provisions in the Amended and Restated Charter related to directors, Bylaw amendments, indemnification and limitation of liability on directors and officers, special stockholder meetings and no action by written consent of the stockholders, corporate opportunities waiver, forum selection and amendments to the Charter.

Anti-Takeover Effects of Delaware Law, the Amended and Restated Charter and the Amended and Restated Bylaws

Some provisions of the DGCL, the Amended and Restated Charter and the Amended and Restated Bylaws contain provisions that could make the following transactions more difficult: an acquisition the Company by means of a tender offer; an acquisition of the Company by means of a proxy contest or otherwise; or the removal of the Company’s incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the Company’s best interests, including transactions which provide for payment of a premium over the market price for the Company’s shares.

Stockholder Meetings

The Amended and Restated Bylaws provide that a special meeting of stockholders may be called only by the Chairperson of the Board, chief executive officer or the Board.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The Amended and Restated Bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of Board.

Elimination of Stockholder Action by Written Consent

The Amended and Restated Bylaws do not permit stockholders to act by written consent without a meeting.

Staggered Board

The Board is divided into three (3) classes. Except for the directors first elected as Class I directors and Class II directors, the directors in each class serve for a three-year term, one class being elected each year by the Company’s stockholders. This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of the Company, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

The Amended and Restated Charter provides that no member of the Board may be removed from office by the Company’s stockholders except for cause and, in addition to any other vote required by law, upon the approval of at least a majority of the total voting power of all then-outstanding shares of capital stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

The Amended and Restated Charter does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

The Amended and Restated Charter provides that the Company is not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

However, the Amended and Restated Charter includes a provision that restricts the Company from engaging in any business combination with an interested stockholder for three (3) years following the date that person becomes an interested stockholder. Such restrictions do not apply to any business combination between JCIC Sponsor, the BTO Stockholders, Banc of America Strategic Investments Corporation, JPMorgan Chase Funding Inc., Bridger Element, Mr. McAndrew Rudisill, Mr. Timothy Sheehy and Mr. Matthew Sheehy and any successors or affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other.

The Company would be able to enter into a business combination with an interested stockholder if:

(a) before that person became an interested stockholder, the Board approved the business combination or the transaction in which the interested stockholder became an interested stockholder;

(b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

(c) at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Company that is not owned by the interested stockholder; or

(d) the stockholder became an interested stockholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the stockholder ceased to be an interested stockholder and (ii) was not, at any time within the three-year period immediately prior to a business combination between the Company and such stockholder, an interested stockholder but for the inadvertent acquisition of ownership.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates and associates, is the owner of 15% or more of the Company’s outstanding voting stock or is the Company’s affiliate or associate and was the owner of 15% or more of the Company’s outstanding voting stock at any time within the three-year period immediately before the date of determination. Under the Amended and Restated Charter, an “interested stockholder” does not include JCIC Sponsor, the BTO Stockholders, Banc of America Strategic Investments Corporation, JPMorgan Chase Funding Inc., Bridger Element, Mr. McAndrew Rudisill, Mr. Timothy Sheehy and Mr. Matthew Sheehy and any successors or affiliate thereof or their direct and indirect transferees.

This provision of the Amended and Restated Charter could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer the Company’s stockholders the opportunity to sell their stock at a price above the prevailing market price. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board.

Exclusive Forum

The Amended and Restated Charter provides that unless a majority of the Board, acting on behalf of the Company, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), to the fullest extent permitted by law, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company or any of its directors, officers or other employees arising pursuant to any provision of the DGCL, the Amended and Restated Charter or the Amended and Restated Bylaws (in each case, as may be amended from time to time), (iv) any action asserting a claim against the Company or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court’s having personal jurisdiction over all indispensable parties named as defendants. Subject to the preceding provisions and unless a majority of the Board, acting on behalf of the Company, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the federal district courts of the United States of America, to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act.